Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 ”Continuous Disclosure Obligations”, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both.  Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned.  Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the current financial year.

AnorMED Inc.

Please select one or both of the following options:

               Annual Report (including Annual Financial Statements

               and MD&A)

               Quarterly Financial Statements and MD&A

Name:

Address:

    Street Name & Number

Apt. or Suite

City

Prov or State

Country

 Postal or Zip Code

Email Address:

*Signature:

Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

COMPUTERSHARE INVESTOR SERVICES INC.

100 UNIVERSITY AVENUE, 9th FLOOR

TORONTO, ONTARIO

M5J 2Y1

OR RETURN BY FAX: 1-866-249-7775 (TOLL-FREE WITHIN NORTH AMERICA)

OR RETURN BY FAX: 416-263-9524 (OUTSIDE NORTH AMERICA)

CUSIP: 035910108 SCRIP Company Code: AOMQ